EXHIBIT 12
PILGRIM'S PRIDE CORPORATION
COMPUTATION OF RATIO EARNINGS TO FIXED CHARGES

	2014	2013	2012	2011	2010
Earnings:
Income from continuing operations before income taxes	$1,102,391	$573,940	$153,062	$(487,126)	$66,488
Add: Total fixed charges (see below)	91,775	88,660	113,011	126,111	132,905
Less: Interest capitalized	(4,628)	(586)	(1,717)	(3,424)	(1,296)
Total earnings	1,189,538	662,014	264,356	(364,439)	198,097
Fixed charges:
Interest(a)	86,725	87,592	106,643	114,955	118,574
Portion of noncancelable lease expense representative of interest factor(b)	5,050	1,068	6,368	11,156	14,331
Total fixed charges	91,775	88,660	113,011	126,111	132,905
Ratio of earnings to fixed charges	12.96	7.47	2.34	(c)	1.49

(a) Interest includes amortization of capitalized financing fees.
(b) One-third of noncancelable lease expense is assumed to be representative of the interest factor.
(c) Earnings were insufficient to cover fixed charges by $490.6 million.